March 29, 2013

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kevin Woody

Re:	American Tower Corporation

Form 10-K for the year ended December 31, 2012

Filed on February 27, 2013

File No. 001-14195

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 18, 2013 to Thomas A. Bartlett, Executive Vice President, Chief Financial Officer and Treasurer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”). As used herein, the terms “American Tower,” “we,” “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comment has been reproduced below in italics with the Company’s response immediately following the comment.

Form 10-K for the year ended December 31, 2012

General

1)	Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

Response to Comment No. 1

We acknowledge that the Staff may issue additional comments to the Form 10-K after we file our proxy statement on Schedule 14A.

2)	In future Exchange Act periodic reports please include disclosure regarding FFO. We note your discussion of FFO in your Supplemental Financial and Operating Data.

Response to Comment No. 2

We acknowledge the Staff’s comment and will include disclosure regarding FFO in future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

3)	We note your disclosure on page 31 regarding the “holistic master lease agreements with three of [y]our four major tenants in the United States.” Please advise us as to why these are not filed as exhibits. Refer to Item 601 of Regulation S-K.

Response to Comment No. 3

We have considered whether our holistic master lease agreements (the “MLAs,” and each a “MLA”) are material contracts within the meaning of Item 601 of Regulation S-K, and have determined that they are not and are therefore not required to be filed as exhibits.

Item 601 of Regulation S-K provides in relevant part that a registrant must file “[e]very contract not made in the ordinary course of business which is material to the registrant….” Further, “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price; (B) any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent; (C) any contract calling for the acquisition or sale of any property, plant or equipment for consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or (D) any material lease under which a part of the property described in the registration statement or report is held by the registrant.”

Our primary business is leasing antenna space on multi-tenant communications sites to wireless service providers, radio and television broadcast companies, wireless data providers, government agencies and municipalities and tenants in a number of other industries. The referenced MLAs are amendments of pre-existing contractual terms and conditions designed to extend lease terms with our existing tenants and provide our tenants with operational ease in locating and upgrading their equipment for advanced wireless technologies. Each MLA has been entered into in the ordinary course of our site leasing business and is such as ordinarily accompanies this type of business. The Company’s business is not dependent upon any individual MLA. Further, each

MLA relates to services that constitute far less than “the major part” of our offered services. As a result, we have concluded that none of the MLAs constitutes a contract upon which our business is “substantially dependent.”

Furthermore, no director, officer or other affiliate is a party to any MLA; and no MLA provides for the acquisition or sale of any property, plant or equipment, or constitutes a material lease under which we hold property. Accordingly, we respectfully submit that we are not required to file any of the MLAs under Item 601 of Regulation S-K.

Item I. Business, page 1

Regulatory Matters, page 8

4)	Please tell us how the Chilean law passed in June 2012 that may require you to modify or remove certain of your existing towers was considered when assessing impairment on the towers you own in that country.

Response to Comment No. 4

In June 2012, the Chilean government passed a law that imposes certain zoning restrictions on telecommunications towers located throughout Chile. The new law applied retroactively and may require us to modify or remove approximately 18 existing towers. We have developed a remediation plan, which requires the approval of the Chilean government and cooperation of other impacted parties. We believe that the remediation plan, if approved by the Chilean government, will not have a material impact on our consolidated balance sheet, results of operations or cash flows. As of December 31, 2012, we recorded an immaterial impairment charge in connection with the anticipated effects of the remediation plan.

We record impairment charges in our consolidated statements of operations and discuss any charges in footnote 16 – “Impairments, net loss on sale of long-lived assets,” based on information available at the time. As a result, the impairment charges associated with the Chilean law are subject to change based upon future events, in particular, the final outcome of our negotiations with the Chilean government.

Management’s Discussion and Analysis of Financial Condition.., page 29

Results of Operations, page 40

5)	We note your disclosure that foreign currency translation resulted in a 14% decrease in your rental and management revenue. In future filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented.

Response to Comment No. 5

We acknowledge the Staff’s comment and in future filings, to the extent foreign currency translation has a material effect on our results of operations, we will expand our disclosure regarding the currencies that have had the greatest effect on our operations and quantify that effect, to the extent material.

Financial Statements

Consolidated Statements of Operations, page F-4

6)	We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Response to Comment No. 6

We acknowledge the Staff’s comment and the guidance in ASC Topic 260-10-45-5. We will not include distributions declared per common share on the face of our consolidated statements of operations in future annual filings. We will continue to disclose distributions declared per common share in the notes to consolidated financial statements.

*            *             *            *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Edmund DiSanto, Esq.

American Tower Corporation

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Gail McNaughton

Deloitte & Touche LLP